                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             HERLEY INDUSTRIES, INC.
       -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
       -----------------------------------------------------------------
                          (Title of Class of Securities)

                                     427398
       -----------------------------------------------------------------
                                 (CUSIP Number)

              Harvey Houtkin, c/o All-Tech Investment Group, Inc.
         160 Summit Avenue, Montvale, New Jersey 07645//(201) 782-0200
       -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 30, 1997
       -----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 10

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                                  SCHEDULE 13D


CUSIP No. 427398                       13D                   Page 2 of 10 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     All-Tech Investment Group, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC/OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     New York
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               96,320
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               96,320
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     96320
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     3.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     BD
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

                                  SCHEDULE 13D


CUSIP No. 427398                       13D                   Page 3 of 10 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Rushmore Financial Services, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC/OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     New Jersey
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               130,237
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               130,237
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     130,237
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     4.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
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

                                  SCHEDULE 13D


CUSIP No. 427398                       13D                   Page 4 of 10 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Harvey Houtkin
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF WC OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               87,851
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               1,100
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               87,851
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               131,337
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     219,188
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     7.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 427398                       13D                   Page 5 of 10 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Mark Shefts
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC/OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               130,237
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               130,237
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     130,237
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     4.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

Item 1.  Security and Issuer

              Common Stock
              Herley Industries, Inc.
              10 Industry Drive
              Lancaster, PA17603-4092

Item 2.  Identity and Background

         (a)  All-Tech Investment Group, Inc.
         (b)  160 Summit Avenue
              Montvale, New Jersey 07645
         (c)  Registered broker/dealer, 160 Summit Avenue,
              Montvale, NJ 07645
         (d)  No
         (e)  No
         (f)  New York

         90.5% of the shares of All-Tech Investment Group, Inc. ("All-Tech"), a registered broker/dealer which makes a market in the issuer's stock, are owned by Rushmore Financial Services, Inc. ("Rushmore"). Information with respect to Rushmore is as follows:

         (a)  Rushmore Financial Services, Inc.
         (b)  160 Summit Avenue
              Montvale, New Jersey 07645
         (c)  Holding company of All-Tech Investment Group, Inc.
              and Domestic Securities, Inc.
         (d)  No
         (e)  No
         (f)  New Jersey

         Information with respect to Mr. Houtkin is set forth below.

         (a)  Harvey Houtkin
         (b)  c/o All-Tech Investment Group, Inc.
              160 Summit Avenue
              Montvale, New Jersey 07645
         (c) Chairman of the Board, CEO and Secretary, All-Tech Investment Group, Inc.; Chairman of the Board and President, Domestic Securities, Inc. All-Tech and Domestic are registered broker-dealers. Chairman of the Board and President, Rushmore Financial Services, Inc. All of such companies are located at 160 Summit Avenue, Montvale, NJ 07645
         (d)  No

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         (e)  In 1990 a consent order was issued by the New Jersey Bureau of
              Securities pursuant to a negotiated amicable resolution of the application for registration of Domestic Securities, Inc. ("Domestic"), a registered broker-dealer, in the State of New Jersey. The order provided that neither Domestic nor Mr. Houtkin would reapply for registration for three years and the New JerseyBureau of Securities would be reimbursed $50,000 in respect of its costs of investigation of the application. Mr. Houtkin and Domestic are now registered in the State of New Jersey.
         (f)  United States

         Information with respect to Mr. Shefts is set forth below.

         (a)  Mark Shefts
         (b)  c/o All-Tech Investment Group, Inc.
              160 Summit Avenue
              Montvale, New Jersey 07645
         (c) President/Treasurer All-Tech Investment Group, Inc., Domestic Securities, Inc. and Rushmore Financial Services, Inc., 160 Summit Avenue, Montvale, NJ 07645
         (d)  No
         (e)  No
         (f)  United States
         (d)  No
         (e)  No
         (f)  New York

Item 3.  Source and Amount of Funds or Other Consideration.

         Amounts set forth below are for shares owned directly by a reporting person.

         WC/OO All-Tech Investment Group, Inc., a registered broker/dealer which makes a market in the issuer's stock, owned 96,320 shares (3.2%) as of June 30, 1997. All of such shares were purchased on margin.
         All of the stock of All-Tech is owned by Rushmore.

         WC/OO Rushmore Financial Services, Inc. owned 33,917 shares (1.1%) of the issuer directly, all of which were purchased on margin and 96,320 (3.2%) shares indirectly, through its ownership of All-Tech, as of June 30, 1997. Rushmore is owned 50% by Mr. Shefts and 50% by Mr. Houtkin.

         PF/OO All 87,851 of the shares directly beneficially owned by Mr.
         Houtkin individually were purchased for cash.   Mr. Houtkin's wife
         Sherry Houtkin owns 4,000 shares (0.1%), which were purchased for cash and 2,887 shares (0.1%) which were purchased on margin. Mr. Houtkin's adult son Michael Houtkin is the beneficial owner of 2,500 shares (0.1%) which were purchased for cash; his adult son Brad Houtkin is the beneficial owner of 2,500 shares (0.1%) which were purchased for on margin. Mr. Houtkin disclaims beneficial ownership of all of the shares owned by his wife, his sons Michael and Brad and his mother.

         PF/WC/OO Mr. Shefts is the indirect beneficial owner of the 130,237 shares owned by All-Tech and Rushmore. Mr. Shefts' wife, Wanda Shefts, is the beneficial owner of 22,000 shares (0.7%). Mr. Shefts disclaims beneficial ownership of the shares owned by his wife. All of such shares were purchased for cash.

Item 4.  Purpose of Transaction

    The shares were purchased for investment purposes only. From time to time All-Tech purchases shares as inventory for its market-making activity.

    Except for All-Tech's continuing to make a market in the issuer's stock, there are no current plans or proposals to acquire or dispose of the issuer's securities or to seek any change in the issuer's business or corporate structure.

Item 5.  Interest in Securities of the Issuer

    (a) The aggregate number of the issuer's common shares beneficially owned at the close of business on June 30, 1997, by all reporting persons submitting this joint filing was 218,088 (excluding shares as to which beneficial ownership is disclaimed), equaling approximately 7.2% of the common stock outstanding on such date.

    All shares held in corporate name as set forth below are subject to shared voting and dispositive power; shares owned by Mr. Houtkin are subject to sole voting and dispositive power.

    (b)  Shares beneficially owned by each reporting person:

         All-Tech Investment Group, Inc.         TOTAL:     96,320
                                                 PERCENTAGE:  3.2%

         Rushmore Financial Services, Inc.
              (excluding shares                  TOTAL:     33,917
              of All-Tech)                       PERCENTAGE:  1.1%

         Harvey Houtkin, individually                       87,851
         Harvey Houtkin as a control person of
           Rushmore (excluding shares owned
                    by All-Tech)                            33,917
         Harvey Houtkin as a control person of
           All-Tech                                         96,320
                                                           -------
                                                 TOTAL:    218,088
                                                 PERCENTAGE:  7.2%

         Mark Shefts, individually                             -0-
         Mark Shefts as a control person
           of Rushmore                                      33,917
         Mark Shefts as a control person
           of All-Tech                                      96,320
                                                           -------
                                                 TOTAL:    130,237

         Mr. Shefts disclaims beneficial ownership of 22,000 shares (0.7%) owned by his wife, Wanda Shefts.

         Mr. Houtkin disclaims beneficial ownership of 2,500 shares (0.1%) owned by his adult son Brad Houtkin; 2,500 shares (0.1%) owned by his adult son Michael Houtkin, 6,887 shares (0.2%) owned by his wife Sherry Houtkin, and 1,100 shares (0.0%) owned by his mother, Esther Houtkin.

    (c) All-Tech, a market-maker in the issuer's stock, effects transactions in the issuer's stock continually.

    (d)  N/A

    (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The parties filing this Report on Form 13D have orally agreed to make this joint filing.

Item 7.  Material to be Filed as Exhibits

         None

Signature

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

July 11, 1997                ALL-TECH INVESTMENT GROUP, INC.


                             By  s/Harvey Houtkin
                               -----------------------------
                               Harvey Houtkin, Chairman

                             RUSHMORE FINANCIAL SERVICES, INC.


                             By   s/Harvey Houtkin
                               -----------------------------
                               Harvey Houtkin, Chairman


                                  s/Harvey Houtkin
                             -------------------------------
                                   Harvey Houtkin


                                  s/Mark Shefts
                             -------------------------------
                                   Mark Shefts